Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: NewAlliance Bancshares, Inc.
SEC Registration Statement No.: 001-32007
First Niagara and NewAlliance Transaction
Talking Points for First Niagara Leadership Council Members
This document is for First Niagara Leadership Council members to assist them in discussions with their direct reports. All First Niagara employees should, by now, have received an e-mail with details on the exciting news of our bank joining forces with NewAlliance.
1.	Two of the nation’s strongest banks are joining forces to create a super-regional powerhouse with more than $29 billion in assets, $18 billion in deposits and 340 branches in New England, Pennsylvania and Upstate New York. This transaction brings together two of the best regional financial services brands in the country at a point when both companies are operating from positions of exceptional strength.

2.	The deal creates a top 25 U.S. bank by assets, with NewAlliance becoming the foundation for the combined banks’ increased lending and growth in New England and all of its 88 Connecticut and Massachusetts branches to be rebranded as First Niagara locations upon transaction closing, which is planned for early in the second quarter of 2011, subject to regulatory and shareholder approval.

3.	The combined banks will also benefit from the sharing of leadership talent that will help grow the company’s competitive position in the New England Region. Both CEO’s will be working together as a top priority to map out specific roles for NewAlliance’s leadership team in the newly combined organization.

4.	With NewAlliance’s 88 branches, $8.7 billion in assets and $5.1 billion in deposits in Connecticut and Massachusetts, this transaction is a bold step in First Niagara’s well-articulated strategy to “fill its M&A shopping cart” and stretch its geographic footprint.

5.	The combination with NewAlliance has similar characteristics to most of the whole-bank deals undertaken by First Niagara throughout its acquisition and integration history, including nine major whole-bank and branch-network acquisitions over the last 10 years.

6.	First Niagara intends to continue growing its Upstate New York and Pennsylvania workforces to enable our growth, and this transaction does not change those plans.

7.	We have the people, the tools and the leadership to successfully integrate the NewAlliance deal, stretching our foundation and continuing our “move up market” initiative.

8.	As always, we need the very best from each and every employee.
Additional Information for Stockholders
In connection with the proposed merger, First Niagara Financial Group, Inc. will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of NewAlliance Bancshares, Inc. and a Prospectus of First Niagara, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about First Niagara and NewAlliance, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from First Niagara at www.fnfg.com under the tab “Investor Relations” and then under the heading “Documents” or from NewAlliance by accessing NewAlliance’s website at www.newalliancebank.com under the tab “Investors” and then under the heading “SEC Filings.”

First Niagara and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of First Niagara is set forth in the proxy statement for First Niagara’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
Forward-Looking Statements
Certain statements contained in this release that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in our future filings with the Securities and Exchange Commission, in press releases, and in oral and written statements made by us or with our approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of our plans, objectives and expectations or those of our management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: local, regional, national and international economic conditions and the impact they may have on us and our customers and our assessment of that impact, changes in the level of non-performing assets and charge-offs; changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements; the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board; inflation, interest rate, securities market and monetary fluctuations; political instability; acts of war or terrorism; the timely development and acceptance of new products and services and perceived overall value of these products and services by users; changes in consumer spending, borrowings and savings habits; changes in the financial performance and/or condition of our borrowers; technological changes; acquisitions and integration of acquired businesses; the ability to increase market share and control expenses; changes in the competitive environment among financial holding companies and other financial service providers; the quality and composition of our loan or investment portfolio; the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which we and our subsidiaries must comply; the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; changes in our organization, compensation and benefit plans; the costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews; greater than expected costs or difficulties related to the opening of new branch offices or the integration of new products and lines of business, or both; and/or our success at managing the risk involved in the foregoing items.
Forward-looking statements speak only as of the date on which such statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated event

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